Mail Stop 3628
                                                                 December 7,
2018

    Leland F. Bunch, III
    Chief Executive Officer and President
    Banc of America Merrill Lynch Commercial Mortgage Inc.
    One Bryant Park
    New York, New York 10036

            Re: Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3
                   Filed November 14, 2018
                   File No. 333-228375

    Dear Mr. Bunch:

            We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Form of Prospectus

    Summary of Terms--Relevant Parties--Swap Counterparty, page 26

        1. Please revise your bracketed disclosure to state that you will provide the disclosure required by Item 1115 of Regulation AB, rather than Item 1114 of Regulation AB, as Item 1115 contains the disclosure requirements applicable to the contemplated derivative agreements.

    Description of the Mortgage Pool--General, page 128

        2. We note your disclosure that "a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated." Please revise your disclosure to clarify that, if any loan included in the asset pool would not satisfy the definition of
           "commercial real estate loan" under Regulation RR, the sponsor will hold risk retention
 Leland F. Bunch, III
Banc of America Merrill Lynch Commercial Mortgage Inc.
December 7, 2018
Page 2

         pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-
         party purchaser pursuant to Rule 7 of Regulation RR, or else revise your disclosure as appropriate to avoid the implication that the asset pool could include loans that would not satisfy the definition of "commercial real estate loan" under Regulation RR.

Credit Risk Retention--General, page 200

      3. In recent transactions on your currently effective registration statement (e.g., BANK 2018-
         BNK15), Bank of America and the other retaining parties have elected to hold the eligible vertical interest in the form of a single vertical security. However, your form of prospectus does not indicate that the eligible vertical interest may be held in the form of a single vertical security. If you intend to hold the retention interest in this manner going forward, please revise your form of prospectus to indicate this possibility.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-
3262 if you have any questions.

                                                                Sincerely,

                                                                /s/ Arthur C.
Sandel

                                                                Arthur C.
Sandel
                                                                Special Counsel
                                                                Office of
Structured Finance


cc:      W. Todd Stillerman, Esq.
         Banc of America Merrill Lynch Commercial Mortgage Inc.

         Henry A. LaBrun, Esq.
         Cadwalader, Wickersham & Taft LLP